Via U.S. Mail and fax to 202-772-9208
October 18, 2005
Mr. Kevin W. Vaughn
Accounting Branch Chief
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re: Sterling Bancorp – File No. 1-05273
Dear Mr. Vaughn:
     This is in response to your letter, dated September 13, 2005, to Louis J. Cappelli, regarding staff comments on the Company’s Form 10-K for the year ended December 31, 2004. For your convenience, we have reproduced in boldface type the specific comments included in your letter.
Financial Statements
Note 1 – Summary of Significant Accounting Policies, page 34
1.	Please revise to more clearly disclose your policy for recognizing factoring revenue. Please refer to paragraph 8(m) of SOP 01-6 and revise to:
•	Disclose whether transfers of receivables under your factoring arrangements meet the sale criteria of paragraph 9 of SFAS 140;
•	Disclose your policy for accounting for purchase discounts such as “factoring commissions”;
•	Disclose how you account for transfers not meeting the sale criteria in SFAS 140 and the related factoring commissions under these arrangements; and
•	If you are not able to support that your policies comply with SOP 01-6, please revise your financial statements accordingly.

Mr. Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
October 18, 2005

     Response:
     Paragraph 8(m) of AICPA Statement of Position 01-6 provides that transfers of receivables under factoring arrangements meeting the sale criteria of paragraph 9 of Statement of Financial Accounting Standards No. 140 should be accounted for as purchases of receivables, and the acquisition of receivables and accounting for purchase discounts such as factoring commissions should be recognized in accordance with Statement of Financial Accounting Standards No. 91 or AICPA Practice Bulletin No. 6, as applicable. Transfers of receivables under our factoring agreements are accounted for as purchases of receivables, and, as discussed below, we believe that such transfers meet the sale criteria of paragraph 9 of SFAS No. 140. As discussed below, we have analyzed our factoring income and the effect of amortizing factoring fees as specified in SFAS No. 91, and, on the basis of that analysis, we believe that there is no material difference between the results of our method of accounting for factoring revenue and the amortization method specified in SFAS No. 91.
     Business Background. Under our factoring arrangements with clients, orders obtained by the client from its customers for goods and services are submitted to our Credit Department for approval, and, if approved, the Company purchases the accounts receivable resulting from the shipments of goods or provision of services and assumes the credit risk of the client’s customer, after receiving and accepting delivery without dispute, failing to pay the full amount due on the receivable because of the customer’s financial inability to pay. The Company charges the client a nonrefundable factoring fee for the bookkeeping and collection services that the Company provides and for the credit review of the customer performed by our Credit Department and our assumption of the above-described credit risk.
     In order to maintain a uniform pattern of collection, the Company also purchases accounts receivable resulting from shipments of goods or provision of services that have not been approved by our Credit Department, and the above-described credit risk on such accounts receivable is retained by the client and is not assumed by the Company.
     In both types of transactions, when the Company “factors” (i.e., purchases) a client’s accounts receivable, the client’s customers are instructed to make payment directly to the Company, and there is no transfer of funds between the Company and the client with respect to a receivable until payment is received from the customer. When the Company receives payment of an account receivable, the Company pays to the client the amount received from the customer less the nonrefundable factoring fee charged by the Company for its collection and bookkeeping services and, if applicable, for its credit review of the customer and assumption of the above-described credit risk. Accounts

Mr. Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
October 18, 2005

receivable purchased by the Company are collected from the client’s customers within 60 days on average.
     The Company also may advance funds to its client prior to the collection of factored receivables, in which case the Company charges interest on such advances (such interest being separate from and in addition to the Company’s factoring fees). Such advances are routinely satisfied by the collection of receivables (and, if not so satisfied, must, of course, be repaid by the client).
     Company’s Accounting Policies. When the Company purchases an account receivable from a client, it records the receivable as an asset (included in “Loans held in portfolio, net of unearned discounts”), records a liability for the funds due to the client (included in “Accrued expenses and other liabilities”) and credits to income the nonrefundable factoring fee (included in “Factoring income”). The asset balance equals the face amount due on the receivable, and the liability balance equals such face amount less the amount of the factoring fee credited to income.
     The Company also may advance funds to its client prior to the collection of receivables, charging interest on such advances and normally satisfying such advances by the collection of receivables. These advances are recorded as loans, and interest earned on the advances is credited to interest income based on principal amounts outstanding at appropriate interest rates.
     Discussion. Paragraph 9 of SFAS No. 140 provides that a transfer of financial assets in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange, and provides that the transferor has surrendered control over transferred assets if and only if (a) the transferred assets have been isolated from the transferor – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (b) each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and (c) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.
     When we factor accounts receivable from a client, the client surrenders control over those receivables as described in paragraph 9 of SFAS No. 140. Our factoring agreements, which provide for the sale and assignment of receivables to the Company “as

Mr. Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
October 18, 2005

absolute owner thereof”, do not restrict the Company’s right to pledge or exchange the purchased receivables, and thus condition (b) above is satisfied. Under our factoring contracts, the client does not maintain effective control over the receivables through either of the means described in condition (c) above, and thus that condition is satisfied as well. We believe that accounts receivable purchased by us pursuant to our factoring arrangements have been effectively isolated from the client so as to satisfy condition (a) above. We believe this position is valid not only with respect to receivables as to which the Company has assumed the credit risk of the client’s customer, after receiving and accepting delivery without dispute, failing to pay the full amount due on the receivables because of the customer’s financial inability to pay, but also with respect to purchased receivables as to which the Company has not assumed such credit risk.
     We recognize that bankruptcy and receivership involve complex legal issues and that, in some circumstances, the question whether certain factored receivables are beyond the reach of the client’s creditors in a bankruptcy or other receivership of the client may be subject to uncertainty in some cases. Any such uncertainty is of little practical consequence, however, because normally a trustee in bankruptcy or a receiver would have little or no financial incentive to attack the validity of the Company’s purchase of the factored receivables. In our experience, where a factoring client of the Company enters bankruptcy, the trustee in bankruptcy has never challenged the Company’s ownership of the factored receivables. We believe that the experience of others in the factoring industry in this regard is similar to ours.
     The Company’s policy of crediting our factoring fees to income at the time we purchase the receivables was adopted as a practical expedience. With respect to the amortization requirements of SFAS No. 91, we have analyzed our reported factoring income and what the effect on such income might be if we were to amortize our factoring fees over the respective periods during which the factored receivables remain outstanding. This analysis indicates that the combination of the relatively short life of the Company’s factored receivables (which are collected from the client’s customers within 60 days on average) and the continual flow of purchases and collections of accounts receivable during the course of each month tends to minimize the effects of timing differences between recognizing income at the time of purchase, on the one hand, and amortizing factoring fees over the respective lives of the factored receivables, on the other. As a result, amortizing factoring fees over the respective lives of the factored receivables would have very little effect on our factoring income for any quarterly or annual reporting period. (For example, for the fiscal years 2002, 2003 and 2004, the effect of the differences between the two methods was less than $20,000, $50,000 and $20,000, respectively. During 2004 and 2005, the largest effect for any fiscal quarter was less than $60,000.) Accordingly, we believe that there is no material difference between

Mr. Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
October 18, 2005

the results of our method of accounting for factoring revenue and the amortization method specified in SFAS No. 91.
     On the basis of the foregoing, we believe that our policies comply with SOP 01-6 in all material respects.
     Proposed Disclosures. We propose that the first paragraph under “Loans” in the summary of significant accounting policies in Note 1 to the consolidated financial statements in our annual report on Form 10-K for the year ending December 31, 2005 read as follows:
Loans (including factored accounts receivable), other than those held for sale, are reported at their principal amount outstanding, net of unearned discounts and unamortized nonrefundable fees and direct costs associated with their origination or acquisition. Interest earned on loans without discounts is credited to income based on loan principal amounts outstanding at appropriate interest rates. Material origination and other nonrefundable fees net of direct costs and discounts on loans (excluding factored accounts receivable) are credited to income over the terms of the loans using a method that results in an approximately constant effective yield. Nonrefundable fees on the purchase of accounts receivable are credited to “Factoring income” at the time of purchase.1
     We also propose to include the following disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ending December 31, 2005:

[1]	The following is marked to show the changes from the corresponding paragraph in our Form 10-K for the year 2004:
Loans (including factored accounts receivable), other than those held for sale, are reported at their principal amount outstanding, net of unearned discounts and unamortized nonrefundable fees and direct costs associated with their origination or acquisition. Interest earned on loans without discounts is credited to income based on loan principal amounts outstanding at appropriate interest rates. Material origination and other nonrefundable fees net of direct costs and discounts on loans (excluding factored accounts receivable) are credited to income over the terms of the loans using a method that results in an approximately constant effective yield ~~level rate of return~~. Nonrefundable fees on the purchase of accounts receivable are credited to “Factoring income” at the time of purchase.

Mr. Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
October 18, 2005

The purchase of a client’s accounts receivable is traditionally known as “factoring” and results in payment by the client of a nonrefundable factoring fee, which is generally a percentage of the factored receivables or sales volume and is designed to compensate for the bookkeeping and collection services provided by the Company and, if applicable, its credit review of the client’s customer and assumption of customer credit risk. When the Company “factors” (i.e., purchases) an account receivable from a client, it records the receivable as an asset (included in “Loans held in portfolio, net of unearned discounts”), records a liability for the funds due to the client (included in “Accrued expenses and other liabilities”) and credits to noninterest income the nonrefundable factoring fee (included in “Factoring income”). The Company also may advance funds to its client prior to the collection of receivables, charging interest on such advances (in addition to any factoring fees) and normally satisfying such advances by the collection of receivables.
Note 5 – Investment Securities, page 40
2.	Please revise Note 5 and similar disclosures elsewhere in your filing to separately disclose your investments in government sponsored entities (such as Freddie and Fannie) from U.S. Government agencies. We do not believe that it is appropriate to aggregate given the difference in risk profiles.
Response:
     The financial statements note regarding Investment Securities and similar disclosures elsewhere in our future filings, commencing with our quarterly report on Form 10-Q for the quarter ended September 30, 2005, will disclose separately our investments in government sponsored entities (such as Freddie and Fannie) from U.S. Government agencies.
* * * *
     In connection with our responses to your comments on the Company’s filing on Form 10-K, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
October 18, 2005

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding our responses to your comments or have any additional comments, please do not hesitate to call me at 212-757-8035.

Very truly yours, STERLING BANCORP
By:	/s/ John W. Tietjen
John W. Tietjen
Executive Vice President and Chief Financial Officer

cc:	Mr. Paul V. Jensen, Jr.
Mr. Thomas P. Kehrer
(KPMG LLP)

Daniel Dunson, Esq.
(Sullivan & Cromwell LLP)